NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
1-8-08


08020283

January 8, 2008

Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/8/2008

Re: CVS Caremark Corporation

Dear Mr. Goldberg:

This is in regard to your letter dated January 8, 2008 concerning the shareholder proposal submitted by SEIU Master Trust and the SEIU General Fund for inclusion in CVS's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that CVS therefore withdraws its December 19, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

Enclosures

cc: Stephen Abrecht
Executive Director of Benefit Funds
Service Employees International Union, CLC
SEIU Master Trust
11 Dupont Circle, N.W. Ste. 900
Washington, DC 20036-1202

Anna Burger
International Secretary Treasurer
Service Employees International Union CTW, CLC
1800 Massachusetts Ave N.W.
Washington, DC 20036

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

December 19, 2007

Re: Stockholder Proposal of SEIU Exchange Act of 1934—Rule 14a-8

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

This letter is to inform you that our client, CVS Caremark Corporation, a Delaware corporation (the **"Company"** or **"CVS"**), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the **"2008 Proxy Materials"**), a stockholder proposal and supporting statement (the **"Proposal"**) received from the Service Employees International Union Master Trust and the Service Employees International Union General Fund (collectively, the **"Proponents"**), on November 29, 2007. We hereby request confirmation that the staff of the Office of Chief Counsel (the **"Staff"**) will not recommend any enforcement action if CVS omits the Proposal from its 2008 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of each of this letter and the Proposal;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 days before CVS files its definitive 2008 Proxy Materials; and
- concurrently sent a copy of this submission to the Proponents as notification of the Company's intention to omit the proposal from its 2008 Proxy Materials.

This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

INTRODUCTION

The Proposal, which is attached hereto as Exhibit A, states:

RESOLVED: The shareholders of CVS/Caremark Corporation (the "Company') request the Board of Directors (the "Board") to adopt a bylaw that would disregard uninstructed broker votes in Board of Directors elections.

CVS requests that the Staff concur with its view that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(2) as implementation of the Proposal would cause the Company to violate state law.

ANALYSIS

Rule 14a-8(i)(2)

Rule 14a-8(i)(2) permits the omission of a stockholder proposal that would, if implemented, cause a company to violate applicable law. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton, Finger, P.A. attached hereto as Exhibit B (the **"Delaware Law Opinion"**), the Company believes that the Proposal, if implemented, would cause the Company to violate the Delaware General Corporation Law (the **"DGCL"**).

DGCL Section 212(a) states that "[u]nless otherwise provided in the certificate of incorporation and subject to 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." Section 212 addresses the rights of "stockholders" without specifically defining that term to mean a "stockholder of record". However, cases interpreting "stockholder," as used in that section, have found it to mean a "stockholder of record." See *Forte Capital Partners, LLC, v. Smartvideo Technologies, Inc.,*. Ct. Motions 1495A (Del. 2005) (argued that cases interpreting the language of Section 212 have long held that the term "stockholder," as used in that section, refers to a stockholder of record and have further held that the stockholder of record has the exclusive right to vote); *American Hardware Corp. v. Savage Arms Corp.,* 136 A.2d 690, 692 (Del. 1957) ("[u]nder the General Corporation Law, no one but a registered stockholder is, as a matter of right, entitled to vote"); *Tracy v. Brentwood Village Corp.*, 59 A.2d 708, 709 (Del. 1948) (finding that beneficial owner had no voting rights where stock registered in the name of another); *In re Giant Portland Cement Co.*21 A.2d 697 (Del. 1941) (holding, that the record owner of a stock certificate has right to vote stock standing in his name).

Article Fourth, Section IA, of the CVS Certificate of Incorporation (the **"Charter"**), expressly provides that "[e]ach holder of Common Stock shall be entitled to one vote for each share thereof held of record by such holder." Accordingly, there is no provision in the Company's Charter permitting the Company to deprive record holders of their vote.

Where a registered holder is holding common shares of a public company (such as CVS) in street name for a beneficial owner, the rules of the relevant stock exchange (in this case, the New York Stock Exchange) regulate the relationship between the registered holder (e.g., a broker) and the beneficial owner in relation to voting the shares. Under the rules of the New York Stock Exchange, in certain instances (on so-called "routine" matters) brokers may vote the street name stock in their own discretion; with respect to other, non-discretionary matters, the brokers must obtain specified instructions from the beneficial owners before the broker can vote or give a proxy. Under NYSE and SEC proxy rules, brokers must deliver proxy materials to beneficial owners and request voting instructions from them. If voting instructions have not been received by the tenth day preceding the meeting date, NYSE Rule 452 provides that the brokers may vote on certain matters deemed "routine" by the NYSE which includes the "uncontested" election for a company's Board of Directors.

Under Delaware law, once the proxy card is voted by the record holder (whether based on instruction from the beneficial owner, or in the broker's discretion in the case of an uninstructed vote on a "routine" matter), those vote are valid and the company cannot ignore (or adopt bylaws to disregard) those votes. And, as noted in the attached Delaware Law Opinion, the Delaware courts have consistently held that the "a corporation need not and should not delve into the intricacies of the relationship between the record holder and the beneficial holder." *In re Appraisal of Transkaryotic Therapies, Inc.*, 200 C.A. No. 1554-CC (Del. Ch. May 2, 2007).

CONCLUSION

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, CVS omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,



Louis Goldberg

Enclosures

cc w/ enc: Thomas S. Moffatt, Esq.
Services Employees International Union, CLC
Services Employees International Union, CTW CLC

EXHIBIT A


SEIU
Stronger Together

November 29, 2007

Zenon P. Lankowsky, Corporate Secretary
CVS/Caremark Corp.
One CVS Drive
Woonsocket RI 02895

And via facsimile: 401-652-9249

Dear Mr. Lankowsky:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2007 proxy statement of CVS/Caremark Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of CVS/Caremark shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you, under separate cover, following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
Dupont Circle, N.W., Ste 900
Washington, DC 20036-1202
202 730.7500
800.458 1010
www.SEIU.org



Eliminate Uninstructed Broker Votes in Director Elections

RESOLVED: The shareholders of CVS/Caremark Corporation (the "Company") request the Board of Directors (the "Board") to adopt a bylaw that would disregard uninstructed broker votes in Board of Director elections.

Supporting Statement:

Under current New York Stock Exchange (NYSE) and Securities and Exchange Commission (SEC) rules, brokers may vote on certain "routine" proposals if the beneficial owner of the stock has not provided specific voting instructions to the broker at least 10 days before a scheduled meeting. Uncontested director elections – i.e. elections in which only one candidate is running – are still considered "routine" and thus eligible for broker-voting.

Because brokers often vote with management as a matter of policy, many investors have criticized this rule. For example, Institutional Shareholder Services has called broker voting "ballot box stuffing," noting that such votes can water down shareholder efforts to communicate disapproval. Others have noted that since today's shareholders increasingly register discontent via "withhold" campaigns due to the high expense of running alternative candidates, the NYSE's definition of "uncontested" elections is outdated.

On June 5, 2006, the NYSE Proxy Working Group (a special NYSE committee comprised of a diverse group of issuers, brokers, legal experts, and institutional investors) recommended that the NYSE amend Rule 452 to eliminate broker votes in director elections. The committee noted that "shareholder voting for directors is a critical component of good corporate governance." Despite broad support for this rule change, the SEC failed to act on the proposal in time for the 2008 proxy season.

The 2007 CVS/Caremark annual meeting—when broker votes delivered Roger Headrick's margin of victory—dramatically illustrated the threat broker votes pose to authentic shareholder democracy. Absent broker votes, Headrick would have faced a 56% withhold vote, and would have been required to tender his resignation pursuant to CVS/Caremark's majority vote bylaw.

We therefore urge the Company's Board to comply with the substance of the NYSE's proposed amendment by passing a bylaw stipulating that broker votes will no longer be counted in director elections. Such a bylaw would ensure that the future membership of the Board accurately reflects the expressed will of shareholders.


SEIU
Stronger Together

November 29, 2007

Zenon P. Lankowsky, Corporate Secretary
CVS/Caremark Corp.
One CVS Drive
Woonsocket RI 02895

And via facsimile: 401-652-9249

Dear Mr. Lankowsky:

On behalf of the SEIU General Fund ("the Fund"), I write to give notice that, pursuant to the 2007 proxy statement of CVS/Caremark Corp. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund has owned the requisite number of CVS/Caremark shares for the requisite time period. The Fund intends to hold these shares through the date on which the Annual Meeting is held. The Fund is co-filing this proposal with the SEIU Master Trust Benefit Funds.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you, under separate cover, following this filing. Please contact Mr. Steve Abrecht at (202)730-7051 if you have any questions regarding this filing.

Sincerely,

Anna Burger

Anna Burger
International Secretary Treasurer

SERVICE EMPLOYEES
INTERNATIONAL UNION
CTW, CLC

1800 Massachusetts Ave NW
Washington DC 20036

202 730 7000
TDD: 202 730 7481
www.SEIU.org

Eliminate Uninstructed Broker Votes in Director Elections

RESOLVED: The shareholders of CVS/Caremark Corporation (the "Company") request the Board of Directors (the "Board") to adopt a bylaw that would disregard uninstructed broker votes in Board of Director elections.

Supporting Statement:

Under current New York Stock Exchange (NYSE) and Securities and Exchange Commission (SEC) rules, brokers may vote on certain "routine" proposals if the beneficial owner of the stock has not provided specific voting instructions to the broker at least 10 days before a scheduled meeting. Uncontested director elections – i.e. elections in which only one candidate is running – are still considered "routine" and thus eligible for broker-voting.

Because brokers often vote with management as a matter of policy, many investors have criticized this rule. For example, Institutional Shareholder Services has called broker voting "ballot box stuffing," noting that such votes can water down shareholder efforts to communicate disapproval. Others have noted that since today's shareholders increasingly register discontent via "withhold" campaigns due to the high expense of running alternative candidates, the NYSE's definition of "uncontested" elections is outdated.

On June 5, 2006, the NYSE Proxy Working Group (a special NYSE committee comprised of a diverse group of issuers, brokers, legal experts, and institutional investors) recommended that the NYSE amend Rule 452 to eliminate broker votes in director elections. The committee noted that "shareholder voting for directors is a critical component of good corporate governance." Despite broad support for this rule change, the SEC failed to act on the proposal in time for the 2008 proxy season.

The 2007 CVS/Caremark annual meeting—when broker votes delivered Roger Headrick's margin of victory—dramatically illustrated the threat broker votes pose to authentic shareholder democracy. Absent broker votes, Headrick would have faced a 56% withhold vote, and would have been required to tender his resignation pursuant to CVS/Caremark's majority vote bylaw.

We therefore urge the Company's Board to comply with the substance of the NYSE's proposed amendment by passing a bylaw stipulating that broker votes will no longer be counted in director elections. Such a bylaw would ensure that the future membership of the Board accurately reflects the expressed will of shareholders.

EXHIBIT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 17, 2007

CVS Caremark Corporation
One CVS Dr.
Woonsocket, RI 02895

Re: Stockholder Proposal

Ladies and Gentlemen:

We have acted as special Delaware counsel to CVS Caremark Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by the Service Employees International Union Master Trust and the Service Employees International Union General Fund (collectively, the "Proponents") that the Proponents intend to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on November 15, 1996, as amended by the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on May 15, 1998, as further amended by the Certificate of Ownership and Merger of the Company, as filed with the Secretary of State on December 30, 2005, as further amended by the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on March 21, 2007, as further amended by the Certificate of Ownership and Merger, as filed with the Secretary of State on May 9, 2007 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended and restated on November 7, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: The shareholders of CVS/Caremark Corporation (the "Company") request the Board of Directors (the "Board") to adopt a bylaw that would disregard uninstructed broker votes in Board of Director elections.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

As a general matter, the stockholders of a Delaware corporation have the power to amend the corporation's bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law, which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers

> or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added). Therefore, we turn to consider whether the Proposal is "inconsistent with law or with the certificate of incorporation."

In our view, the Proposal, if adopted, would violate Section 212(a) of the General Corporation Law because it would deny a record stockholder of the right to one vote for each share of stock held. Section 212(a) of the General Corporation Law addresses voting by stockholders of Delaware corporations and provides:

> Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder. If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

8 Del. C. § 212(a) (emphasis added). Thus, Section 212(a) provides that a stockholder of a Delaware corporation is entitled to one vote for each share of capital stock held by such stockholder unless the corporation's certificate of incorporation provides otherwise. See, e.g., David A. Drexler et al., Delaware Corporation Law & Practice § 25.02, at 25-2 (2003) ("Pursuant to Section 212(a), each share of stock of a Delaware corporation is entitled to one vote, unless the corporation's certificate of incorporation provides otherwise."); Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 212.1, at GCL-VII-28.1 (2004-2 Supp.) ("Section 212(a) specifically continues the established Delaware rule of one share-one vote unless the charter otherwise provides...."); see also 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 7.16, at 7-31 (2004) ("Each share of stock has one vote unless otherwise provided in the certificate of incorporation.... Any restrictions on voting rights must be contained in the certificate of incorporation.") (emphasis added).

The right to one vote per share afforded stockholders under Section 212(a) applies to brokers who are the record holders of shares of a corporation. In fact, Delaware law has expressly recognized the right of a corporation to rely on record ownership, not beneficial ownership, in determining who is entitled to notice of, and to vote at, stockholder meetings. Berlin v. Emerald Partners, 552 A.2d 482, 494 (Del. 1988); see also Drob v. National Mem. Park, 41 A.2d 589, 598 (1945) ("[u]nder Delaware law, only record holders can vote shares at stockholders' meetings"); American Hardware Corp. v. Savage Arms Corp., 136 A.2d 690, 692 (Del. 1957) ("[u]nder the General Corporation Law, no one but a registered stockholder is, as a matter of right, entitled to vote..."). From the perspective of the Delaware corporation, a broker who is the stockholder of record has the legal authority to vote in person or by proxy on all matters. Berlin v. Emerald Partners, 552 A.2d at 494; see also Schott v. Climax Molybdenum Co, 38 A 2d. 221, 224 (Del. Ch. 1959) ("as a matter of Delaware law, a broker may vote stock held in "street name" unless there is a reservation of such right on behalf of the beneficial owner."). As a general rule, the right to vote shares of corporate stock having voting powers at stockholders' meetings is an incident of such shares' legal and record ownership. Tracy v. Brentwood Village Corp., 30 Del. Ch. 296, 297-298 (Del. Ch. 1948); In re Giant Portland Cement Co., 21 A.2d 697, 701 (Del. Ch. 1941); McLain v. Lanova Corp., 28 Del. Ch. 176,181; Drob, et al., v. Nat. Memorial Park, 41 A.2d 589, 598 (Del. Ch. 1945). Voting rights are fundamental stockholders' rights under Delaware law. Tanzer v. International General Industries, Inc., 379 A.2d 1121, 1123 (Del. 1977). Under Section 212(a), therefore, record holders have a fundamental right, incident to their ownership of shares of capital stock, to one vote per share unless otherwise provided in the corporation's certificate of incorporation.

The Delaware courts have held that alteration of the one-vote-per-share rule is valid and enforceable only if set forth in the certificate of incorporation. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court first addressed whether a corporation could alter the one-vote-per-share rule by something other than a provision in its certificate of incorporation and held that it could not. In Standard, a restrictive stock legend purported to deny voting rights to any stockholder of Standard Scale & Supply Corp. ("Standard") who violated the restrictions on transfer set forth in the legend. The Court's examination of the Standard's bylaws and certificate of incorporation found no basis for the restrictions included on the legend. The legend required any stockholder of Standard who ceased to be an employee of Standard or who desired to transfer his shares to first offer the shares to Standard at a discount. The legend further provided:

> If any such stock of the company represented by this certificate be transferred or held by any person in any manner, contrary to the aforementioned conditions, then no dividends shall be declared or paid on such stock and such stock shall not be allowed to vote during the period of such default.

Id. at 195 (emphasis added).

At the 1927 annual meeting of the stockholders of Standard, votes cast by a person holding Standard shares in violation of the transfer restriction controlled the outcome of the election of directors. The question then was whether the votes cast by such person could be counted in light of the voting restriction underscored above. Citing, inter alia, the predecessor section to Section 212(a) of the General Corporation Law (Section 1931 of the Revised Code of 1915) as the authority for deviation from the one-vote-per-share rule, the Delaware Supreme Court stated that such a provision was valid but only when placed in a corporation's certificate of incorporation. The Court stated, in pertinent part:

> The authority of a Delaware corporation to issue special kinds of stock has been somewhat extended since the incorporation of the present company, but the requirement that there be express authority in the charter of so doing remains the same.. .. It is certain that the certificate of incorporation does not provide for such restrictions.... It is therefore clear that the voting restriction placed upon the stock held by Mrs. Snodgrass was so placed there by no apparent authority and is therefore an unauthorized restriction and the 54 shares held by Eva May Snodgrass must therefore be held to be entitled to vote.

141 A. at 196. Thus, because the provision purporting to alter the one-vote-per-share rule was not included in Standard's certificate of incorporation, each of Standard's stockholders was entitled to one vote per share of stock held by such stockholder. In so finding, the Court analogized the legend's restrictions to a bylaw and cited Brook v. State, 79 A. 790 (Del. 1911) for the proposition that "a by-law that restricts or alters the voting power of stock of a corporation as established by the law of its charter is of course, void." Id.; see also 18A Am. Jur. Corporations § 855 (2d ed. 2004) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute.").

The Proposal purports to require the Company to "disregard" votes cast by brokers that represent "uninstructed" broker votes. Under Delaware law, any bylaw purporting to disregard votes cast by stockholders otherwise entitled to vote would be invalid. Therefore, the Proposal, if adopted, would violate Sections 109 and 212(a) of the General Corporation Law.

For the same reasons, the Proposal would also conflict with the Certificate of Incorporation. The Certificate of Incorporation provides in Section I.A. that "[e]ach holder of Common Stock shall be entitled to one vote for each share thereof held of record by such holder." Therefore, a bylaw adopted pursuant to the Proposal would, in addition to violating Section 212(a), be in conflict with the Certificate of Incorporation. Any bylaw or policy adopted by a corporation's board of directors in violation of the corporation's certificate of incorporation is void. 8 Del. C. § 109(b); see also Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991) ("a corporation's bylaws may never contradict its certificate of incorporation ").

Finally, the policy underlying the Proposal is inconsistent with Delaware law. The Delaware courts have consistently held that the "a corporation need not and should not delve into the intricacies of the relationship between the record holder and the beneficial holder." In re Appraisal of Transkaryotic Therapies, Inc., 2007 Del. Ch. LEXIS 57, *12 (Del. Ch. 2007); see also In re Giant Portland Cement Co., 26 Del. Ch. at 42 ("The corporation ought not be involved in possible misunderstandings or clashes of opinion between the nonregistered and registered holders of shares."). To the extent the Proposal would require the Company to determine whether shares voted represent "uninstructed" broker votes would thus be inconsistent with

Delaware caselaw providing that it is not the corporation's burden to look behind the action taken by the record holder.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS

END